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SEC FILE NUMBER
8-17609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kuykendall & Schneider, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8009 Genoa Avenue
(No. and Street)

Lubbock	Texas	79424
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brendan King	806-793-2525	brendan@kandslubbock.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

P.O. Box 27887	Austin	Texas	78755
(Address)	(City)	(State)	(Zip Code)

	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brendan King, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kuykendall & Schneider, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Financial Operations Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: A copy of the SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KUYKENDALL & SCHNEIDER, INC.
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2025



BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Kuykendall & Schneider, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kuykendall & Schneider, Inc. as of December 31, 2025, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kuykendall & Schneider, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kuykendall & Schneider, Inc.'s management. Our responsibility is to express an opinion on Kuykendall & Schneider, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kuykendall & Schneider, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Kuykendall & Schneider, Inc.'s financial statements. The supplemental information is the responsibility of Kuykendall & Schneider, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Kuykendall & Schneider, Inc.'s auditor since 2019.

Austin, Texas

January 26, 2026

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

KUYKENDALL & SCHNEIDER, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2025
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Current Assets:		
Cash and Cash Equivalents	$	199,364
Receivables:		
Broker or Dealer		36,198
Direct Mutual Funds		129,773
Related Party Shared Overhead		15,000
Property and Equipment, Net		2,916
Related Party Operating Lease Right of Use		61,331
Deposits and Other Assets, Net		23,082
TOTAL ASSETS	$	467,664

LIABILITIES

Current Liabilities:		
Accounts Payable and Accrued Expenses	$	83,861
Related Party Operating Lease Liability - Current		52,380
Total Current Liabilities		136,241
Long-Term Liabilities:		
Related Party Operating Lease Liability		8,951
TOTAL LIABILITIES	$	145,192

STOCKHOLDERS' EQUITY

Common Stock, $10 par; Authorized 500,000 Shares; Issued 670	$	6,700
Retained Earnings		315,772
TOTAL STOCKHOLDERS' EQUITY		322,472
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	467,664

The accompanying notes are an integral part of
these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2025

REVENUE

Direct Fund Commissions	$	194,214
Mutual Fund 12b-1 Fees		1,592,100
Total Distribution Fees		1,786,314
Brokerage Commissions		82,238
Brokerage Mutual Fund Commissions		133,467
Total Commissions		215,705
Interest Income		5,413
		2,007,432

EXPENSES

Employee Compensation	597,498
Clearing Broker Fees	47,863
Related Party Occupancy	20,335
Taxes – Other than Income	46,240
Health Insurance	28,991
Professional Fees	19,675
Other Operating Expense	58,442
	819,044
Net Income	$ 1,188,388
Income Earnings per Share of Common Stock	$ 1,774

The accompanying notes are an integral part of
these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2025

	Common Stock	Retained Earnings	Total
Balance, December 31, 2024	6,700	401,384	408,084
Owners' Draw Year Ended December 31, 2025	-	(1,274,000)	(1,274,000)
Net Income Year Ended December 31, 2025	-	1,188,388	1,188,388
Balance, December 31, 2025	$ 6,700	$ 315,772	$ 322,472

The accompanying notes are an integral part of
these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025

Cash Flows from Operating Activities		
Net Income	$	1,188,388
Change in Assets and Liabilities		
Receivables – Broker or Dealer		6,392
Receivables – Direct Mutual Funds		(13,207)
Receivables – Related Party Shared Overhead		–
Deposits and Other Assets		(1,056)
Depreciation Expense		1,841
Accounts Payable and Accrued Expenses		9,310
Net Cash Provided by Operating Activities		1,191,668
Cash Flows from Investing Activities		
Property and Equipment		–
Cash Flows from Financing Activities		
Owners' Draw		(1,274,000)
Net Increase (Decrease) in Cash		(82,332)
Cash and Cash Equivalents at Beginning of year		281,696
Cash and Cash Equivalents at End of Year	$	199,364
Supplemental Disclosures of Cash Flow Information:		
Related Party Right of Use Asset	$	61,331
Income Taxes Paid		–
Interest Paid		–

The accompanying notes are an integral part of
these financial statements.

5

KUYKENDALL & SCHNEIDER, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2025

NOTE 1: NATURE OF BUSINESS

The Company was incorporated under the laws of the State of Texas on April 23, 1973 to operate as a broker-dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Lubbock, Texas. The Company is an introducing broker-dealer primarily engaged in the business of providing brokerage services on an agency basis to individuals and retirement plans.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

No separation of assets and liabilities as between current and non-current is made, with the exception of our office lease liability, since, for a brokerage, such distinction has little meaning and requires arbitrary decisions. Such practice is generally accepted in the industry.

Cash Equivalents
The Company maintains its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2025

Property and Equipment

Property and equipment consists primarily of computer equipment. The property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful life of the depreciable assets of 5 years.

Property and equipment on the Balance Sheet is stated at the net of the cost of $9,207 and accumulated depreciation of $6,291. Depreciation expense for the year ended December 31, 2025 was $1,841.

Revenue Recognition

Revenue from contracts with customers includes commission income and distribution fees from mutual fund companies. The recognition and measurement of revenue is based on the assessment of the individual contract terms.

Distribution Fees
The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front or over time, or a combination thereof. The Company's performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly. Distribution fees are recognized in the period they are related to.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Fair Value Measurements

The carrying amounts of the Company's financial instruments, which include cash and cash equivalent other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standard setting bodies are not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

NOTE 3: <u>FEDERAL INCOME TAX</u>

The Company has elected to be taxed as an S corporation. Gains and losses are included in the personal income tax return of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company has no provision for current or deferred income taxes.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2025, the unrecognized tax benefit accrual was zero. The Company will recognize tax benefits in income tax expense if incurred. For the year ended December 31, 2025, the Company does not owe franchise tax.

NOTE 4: <u>RELATED PARTY LEASE COMMITMENT</u>

The Company leases its office under a lease classified as an operating lease which commenced on March 1, 2024. The current lease is amortized over 3 years. Total accumulated amortization related to the leased office space under the current lease is $8,099 as of December 31, 2025. The current lease expires on February 28, 2027.

The following is a schedule showing the future minimum lease payments under operating leases by years and the present value of the minimum lease payments of the lease currently in effect as of December 31, 2025. The interest rate related to the current lease obligation is 4.0% and the maturity date is February 28, 2027.

Current – Maturing February 28, 2027

2026	$ 54,000
2027	9,000
Less: Amount representing interest	1,669
Present Value of Minimum Lease Payments	$ 61,331

NOTE 5: <u>RELATED PARTY OVERHEAD EXPENSE SHARING AGREEMENT</u>

The Company entered into an amended overhead expense sharing agreement with K&S Wealth Advisors, LLC effective July 1, 2022. K&S Wealth Advisors, LLC pays Kuykendall & Schneider, Inc. the lesser of $15,000 or 50% of its gross revenues on a quarterly basis to reimburse Kuykendall & Schneider, Inc. for rent, utilities, and other operating expenses that are paid by Kuykendall & Schneider, Inc.

The following schedule shows the amount by which the Related Party Occupancy and Other Operating Expenses were reduced as a result of the overhead expense sharing agreement in 2025.

Related Party Occupancy	$ 33,665
Other Operating Expenses	26,335
Total Expense Reduction from Agreement	$ 60,000

Kuykendall & Schneider, Inc. has a receivable amount due from K&S Wealth Advisors, LLC of $15,000 as of December 31, 2025.

NOTE 6: <u>LITIGATION</u>

The Company, from time to time, may be involved in litigation relating to claims arising out of its normal course of business. Management believes there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 7: <u>RISK MANAGEMENT</u>

The Company maintains various forms of insurance that Company's management believes is adequate to reduce the exposure to identified risks to an acceptable level.

NOTE 8: <u>RETIREMENT PLAN</u>

The Company offers eligible employees the option to contribute a portion of their compensation to a SIMPLE IRA retirement plan. Employees are eligible to participate in the plan after they have been employed during one previous calendar year. The Company made contributions to employee accounts of $17,719 in 2025.

NOTE 9: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital and net capital requirements of $248,835 and $5,591, respectively, which was $243,244 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 0.34 to 1.

NOTE 10: <u>CONCENTRATIONS OF RECEIVABLES AND DEPOSITS</u>

Hilltop Securities (HTS) clears trades for the Company and requires a deposit of $15,000 be maintained at HTS for this service. This amount is included with deposits on the balance sheet. The outstanding balance due from HTS as of December 31, 2025 was $36,198.

Revenues from Hilltop Securities accounted for 27% of total revenues and 22% of receivables from brokers or dealers as of December 31, 2025.

Revenues from American Funds accounted for 72% of total revenues and 78% of receivables from brokers or dealers as of December 31, 2025.

NOTE 11: <u>SEGMENT REPORTING</u>

The Company's chief operating decision maker ("CODM") is its two co-owners, who jointly review financial performance and allocate resources for the Company on an aggregate basis. The CODM evaluates the performance of the Company using net income and also monitors excess net capital to make operational decisions while maintaining required regulatory capital levels. Excess net capital is not a measure of profit or loss.

The Company generates revenues from direct fund commissions, mutual fund distribution and 12b-1 fees, brokerage commissions, and interest income. While these revenues are derived from different product and service offerings, management does not separately evaluate the financial performance of these activities for purposes of decision-making.

Accordingly, the Company operates as a single operating segment, which is also its sole reportable segment, under Accounting Standards Codification ("ASC") Topic 280, Segment Reporting. The accounting policies used to measure segment

profit and loss are the same as those described in the summary of significant account policies.

Segment revenue and significant expenses are presented in the Statement of Operations, and segment asset information is presented in the Statement of Financial Condition.

NOTE 12: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 26, 2026, the date of the Report of Independent Registered Public Accounting Firm.

KUYKENDALL & SCHNEIDER, INC.

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN
ACCORDANCE WITH RULE 15c3-1 OF SECURITIES AND EXCHANGE
COMMISSION
December 31, 2025**

Stockholders' Equity (Qualified)	$ 322,472
Non-allowable Assets	
Receivables - Broker or Dealer, net	62,639
Prepaid Assets	7,947
Deposits	135
Other Assets, net	2,916
Total Non-allowable Assets	73,637
NET CAPITAL	$ 248,835
Aggregate Indebtedness	
Accounts Payable and accrued expenses	83,861
Total Aggregate Indebtedness	$ 83,861
Computation of basis net capital requirement	
Minimum net capital required (greater of	
$5,000 or 6 2/3% of aggregate indebtedness)	$ 5,591
Net capital in excess of minimum requirement	$ 243,244
Net Capital less 10% of Aggregate Indebtedness	$ 240,449
Ratio of aggregate indebtedness to net capital	0.34 to 1

No material differences were noted between the audited financial
statements and the December 31, 2025, Part IIA FOCUS report of
Kuykendall & Schneider, Inc., filed January 21, 2026, with respect
to the Computation of Net Capital under Rule 15c3-1.

KUYKENDALL & SCHNEIDER, INC.
Schedule II & Schedule III
December 31, 2025

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule and does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2003, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule and does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2003, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Kuykendall & Schneider, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2025, in which (1) Kuykendall & Schneider, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Kuykendall & Schneider, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) Kuykendall & Schneider, Inc. stated that Kuykendall & Schneider, Inc. met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year of December 31, 2025 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct mutual fund business in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; and (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Kuykendall & Schneider, Inc.'s management is responsible for compliance with the exemption provision and its statements and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and the provisions of Footnote 74.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kuykendall & Schneider, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
January 26, 2026

Kuykendall & Schneider, Inc.

8009 Genoa Avenue~ Lubbock, Texas 79424
Phone 806-793-2525 ~ Fax 806-793-2528

January 26, 2026

RE: EXEMPTION REPORT YEAR ENDED DECEMBER 31, 2025

Kuykendall & Schneider, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).
2. The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.
3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to direct mutual fund business in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4. The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I, Brendan King, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Brendan King
Financial Operations Principal



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Stockholders
of Kuykendall & Schneider, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Kuykendall & Schneider, Inc. and the SIPC, solely to assist you and SIPC in evaluating Kuykendall & Schneider, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Kuykendall & Schneider, Inc.'s (the "Company") is responsible for its Form SIPC-7 and for its compliance the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Kuykendall & Schneider, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com



BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
January 26, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	SEC No.
KUYKENDALL & SCHNEIDER INC	8-17609

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,007,431.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 2,007,431.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 1,919,781.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 1,919,781.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 87,650.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 131.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-6 or 6A		$ 81.00	
11	a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 81.00		
	d	Add lines 11a through 11c		$ 81.00	
12		**LESSER** of line 10 or 11d.			$ 81.00
13	a	Amount from line 8		$ 131.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 81.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 50.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 50.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-17609	DEA: FINRA	2025	Dec

MEMBER NAME
MAILING ADDRESS
KUYKENDALL & SCHNEIDER INC
8009 GENOA AVE
LUBBOCK, TX 79424

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

KUYKENDALL & SCHNEIDER INC
(Name of SIPC Member)

Brendan King
(Authorized Signatory)

1/13/2026
(Date)

brendan@kandslubbock.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.